UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Heritage Bankshares, Inc.

(Name of Issuer)

Common Stock, $5.00 par value

(Title of Class of Securities)

42721M-10-1

(CUSIP Number)

Michael S. Ives

150 Granby Street

Norfolk, Virginia 23510

(757) 648-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 42721M-10-1	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael S. Ives
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 125,800[1]
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 125,800[1]
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,800[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒[2]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

1	Includes (i) 67,800 owned shares, (ii) 30,000 shares issuable upon the exercise of fully vested options granted under the Heritage Bankshares, Inc. 1999 Stock Option Plan pursuant to Mr. Ives’ Employment Agreement dated February 7, 2005, as amended, and (iii) 28,000 shares issuable upon the exercise of fully vested options granted under the Heritage 2006 Equity Incentive Plan. See Item 5 of this Schedule 13D.

2	Does not include 42,000 shares issuable pursuant to options granted under the Heritage 2006 Equity Incentive Plan that have not yet vested.

Page 3 of 5 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, $5.00 par value per share (the “Common Stock”), of Heritage Bankshares, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 150 Granby Street, Norfolk, Virginia 23510.

Item 2.	Identity and Background

(a) Michael S. Ives.

(b) The business address for Mr. Ives is 150 Granby Street, Norfolk, Virginia 23510.

(c) Mr. Ives is the President and Chief Executive Officer of the Issuer, a bank holding company, and of Heritage Bank, a state banking corporation that is a wholly-owned subsidiary of the Issuer engaged in the general commercial and retail banking business. Mr. Ives is also a member of the Board of Directors of the Issuer and Heritage Bank.

(d) Mr. Ives has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Ives has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.

(f) Mr. Ives is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

All of the shares of Common Stock owned by Mr. Ives were purchased with his personal funds, except that the shares of Common Stock beneficially owned by Mr. Ives that are subject to stock options granted under the Heritage Bankshares, Inc. 1999 Stock Option Plan (the “1999 Stock Option Plan”) and the 2006 Heritage Equity Incentive Plan (the “2006 Equity Incentive Plan”) were granted to Mr. Ives as a result of his employment position with the Issuer. In order to purchase shares of stock subject to stock options under the 1999 Stock Option Plan and 2006 Equity Incentive Plan, Mr. Ives must pay the applicable exercise price for such securities. Mr. Ives would pay such exercise price with his personal funds in such form as is permitted under the 1999 Stock Option Plan and 2006 Equity Incentive Plan, and with his Employment Agreement and Stock Option Agreements with the Issuer identified under Item 6 and Item 7 below. All applicable terms of such Employment Agreement and Stock Option Agreements are hereby incorporated by this reference into this Item 3.

Item 4.	Purpose of Transaction

The shares of Common Stock purchased by Mr. Ives have been acquired for investment purposes. In addition, the shares of Common Stock beneficially owned by Mr. Ives that are subject to stock options were granted to Mr. Ives as a result of his employment position with the Issuer, pursuant to his Employment Agreement and Stock Option Agreements with the Issuer identified under Item 6 and Item 7 below. (All applicable terms of such Employment Agreement and Stock Option Agreements are hereby incorporated by this reference into this Item 3.)

Mr. Ives intends to continuously review his investment in the Issuer. In reaching any decision with respect to such investment, Mr. Ives will take into consideration various factors, such as the Issuer’s business and prospects, other investment opportunities, general economic and market conditions, and compliance with applicable securities laws and the Issuer’s policies in light of Mr. Ives’ position as President, Chief Executive Officer and member of the Board of Directors of the Issuer. Depending upon the results of his review of such factors, Mr. Ives may decide to acquire additional shares of, or dispose of all or a portion of, such securities (whether now or hereafter held). Although the foregoing describes activities and possibilities presently contemplated or under consideration by Mr. Ives, his intentions may change. Except as set forth above, Mr. Ives does not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.

Page 4 of 5 Pages

Item 5.	Interest in Securities of the Issuer

(a) – (b) Mr. Ives beneficially owns 125,800 shares, or 5.4% of the outstanding shares of Common Stock of the Issuer, as follows: (i) 67,800 shares of Common Stock; (ii) 30,000 shares of Common Stock issuable upon the exercise of fully vested options granted under the 1999 Stock Option Plan, pursuant to Mr. Ives’ Employment Agreement with the Issuer and related Stock Option Agreement, exercisable at a price of $19.79 per share; and (iii) 28,000 shares of Common Stock issuable upon the exercise of fully vested options under the 2006 Equity Incentive Plan, pursuant to Mr. Ives’ applicable Stock Option Agreement with the Issuer, exercisable at a price of $15.56 per share. (The foregoing figures do not include 42,000 shares of Common Stock issuable pursuant to options granted under the 2006 Equity Incentive Plan that have not yet vested.) Mr. Ives has sole voting, investment and dispositive power over these shares.

(c) Mr. Ives did not engage in any transactions during the 60 days prior to the date of this filing. During the 60 days prior to the date on which this filing was due to be made, and since that date, Mr. Ives acquired shares of Common Stock in the following single open market transaction:

Date	Purchase/Sale	No. of Shares	Price
June 20, 2008	Purchase	17,800	$12.25

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Ives is a party to an Employment Agreement with the Issuer dated February 7, 2005, as amended, a Stock Option Agreement with the Issuer dated February 8, 2005 in respect of the 1999 Stock Option Plan and a Stock Option Agreement with the Issuer dated July 26, 2006, as amended, in respect of the 2006 Equity Incentive Plan. Except for such Employment Agreement and Stock Option Agreements, there are no contracts, arrangements, understanding or relationships (legal or otherwise) between Mr. Ives and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit A	Employment Agreement between the Issuer and Michael S. Ives, dated February 7, 2005, as amended. (Incorporated herein by reference to the Issuer’s Forms 8-K filed on February 9, 2005, July 5, 2006 and December 26, 2006.)

Exhibit B	Stock Option Agreement between the Issuer and Michael S. Ives, dated February 8, 2005, in respect of the 1999 Stock Option Plan (see attached).

Exhibit C	Stock Option Agreement between the Issuer and Michael S. Ives, dated July 26, 2006, as amended, in respect of the 2006 Equity Incentive Plan (see attached).

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this to Schedule 13D is true, complete and correct.

Date: December 12, 2008	/s/ Michael S. Ives
Michael S. Ives

EXHIBIT B

HERITAGE BANKSHARES, INC.

OPTION AGREEMENT

THIS AGREEMENT (“Agreement”), is effective as of February 8, 2005, which is the Grant Date specified in the accompanying Grant Letter, by and between the Grantee and Heritage Bankshares, Inc. (“Company”).

A. The Company wishes to motivate Grantee, by means of appropriate incentives, to achieve long range goals; provide incentive compensation opportunities and further identify Grantee’s interests with those of the Company’s other shareholders through compensation that is based on the Company’s common stock and thereby promote the long term financial interest of the Company, including the growth in value of the Company’s equity and enhancement of long term shareholder return.

B. The Company has determined to grant Grantee a Stock Option Award (“Award”) under the 1987 Stock Option Plan maintained by the Company. Such plan is incorporated into and forms a part of this Agreement.

C. Key terms and important conditions of the Award are set forth in the cover letter (“Grant Letter”) which was delivered to the Grantee at the same time as this document. This Agreement contains general provisions relating to the Award.

IT IS AGREED, by and between the Company and the Grantee, as follows:

1. Terms of Award. The following terms used in this Agreement shall have the meanings set forth in this paragraph 1:

(a) The “Grantee” is the individual named in the Grant Letter.

(b) The “Grant Date” is the date of the Grant Letter.

(c) The “Covered Shares” are 30,000 shares of Stock.

(d) The “Exercise Price” is $19.79 per Covered Share.

Other terms used in this Agreement are defined pursuant to paragraph 9 or elsewhere in this Agreement.

2. Award and Exercise Price. This Agreement specifies the terms of the option (the “Option”) granted to the Grantee to purchase the number of Covered Shares at the Exercise Price per share.

3. Date of Exercise. The Option shall be immediately exercisable.

4. Expiration. The Option shall not be exercisable after the Company’s close of business on the last business day that occurs prior to the Expiration Date. The “Expiration Date” shall be earliest to occur of:

(a) the ten year anniversary of the Grant Date; or

(b) the two-year anniversary of the Grantee’s Date of Termination, except that if the Grantee resigns or otherwise voluntarily terminates employment pursuant to Section 9(c) of the Grantee’s Employment Agreement with the Company dated February 7, 2005 (“Employment Agreement”), or if the Grantee’s employment is terminated by the Company for cause pursuant to Section 9(d) of the Employment Agreement, the date that is six (6) months after the Grantee’s termination of employment.

5. Type of Option. The Option shall be an incentive stock option as defined in Section 422 of the Internal Revenue Code of 1986, as amended (“Code”). To the extent that the aggregate Fair Market Value (determined at the time of grant) of the shares of Stock subject to the Option plus all other incentive stock options, if any, granted and first exercisable during 2005, exceeds $100,000, the portion of the options granted that exceed such limit (according to the order in which they were granted) shall be treated as nonqualified options. If for any other reason the Option fails to qualify as an incentive stock option, such Option shall be a nonqualified option governed by Section 83 of the Code and the regulations thereunder.

6. Method of Option Exercise.

(a) Subject to the terms of this Agreement, the Option may be exercised in whole or in part by filing a written notice with the Secretary of the Company (or such other party as the Company may designate) at its corporate headquarters prior to the Company’s close of business on the last business day that occurs prior to the Expiration Date. Such notice shall specify the number of Covered Shares which the Grantee elects to purchase, and shall be accompanied by payment of the Exercise Price for such shares of Stock indicated by the Grantee’s election.

(b) Payment shall be by cash or by check payable to the Company, or except as otherwise provided by the Company before the Option is exercised: (i) all or a portion of the Exercise Price may be paid by the Grantee by delivery of shares of Stock that have been owned by the Grantee for at least six (6) months and are otherwise acceptable to the Company having an aggregate Fair Market Value (valued as of the date of exercise) that is equal to the amount of cash that would otherwise be required; and (ii) the Grantee may pay the Exercise Price by authorizing a third party to sell shares of Stock (or a sufficient portion of the shares) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

(c) The Option shall not be exercisable if and to the extent the Company determines that such exercise would violate any applicable laws, including applicable state or Federal securities laws, or the rules and regulations of any securities exchange on which the Stock is traded. If the Company makes such a determination, it shall use all reasonable efforts to obtain compliance with such laws, rules and regulations as soon as reasonably possible. In making any determination hereunder, the Company may rely on the opinion of counsel for the Company.

7. Withholding. All deliveries and distributions under this Agreement are subject to withholding of all applicable taxes. The Company is entitled to (a) withhold and deduct from future wages of the Grantee (or from other amounts due to Grantee) or make other arrangements for the collection of all legally required amounts necessary to satisfy such withholding or (b) require the Grantee promptly to remit such amounts to the Company. At the election of the Grantee, and subject to such rules and limitations as may be established by the Company from time to time, such withholding obligations may be satisfied through the surrender of shares of Stock which the Grantee already owns, or to which the Grantee is otherwise entitled under the Award or otherwise.

8. Transferability.

(a) The Option is not transferable to any person other than the Grantee’s spouse and during the Grantee’s life, may be exercised only by the Grantee. Transfers at death are governed by paragraph 10(c) below.

(b) Section 8(a) above shall not apply to any portion of the Option that qualifies as an incentive stock option. The portion of the Option that is an incentive stock option is not transferable, except by will or by the laws of descent and distribution, and only the Grantee may exercise the Option during his lifetime.

9. Definitions. For purposes of this Agreement, the terms used in this Agreement shall be subject to the following:

(a) Date of Termination. The Grantee’s “Date of Termination” shall be the first day occurring on or after the Grant Date on which the Grantee is not employed by the Company, regardless of the reason for the termination of such status.

(b) Fair Market Value. For purposes of determining the “Fair Market Value” of a share of Stock as of any date, the following rules shall apply:

(i) If the principal market for the Stock is a national securities exchange or the Nasdaq Stock Market, then the “Fair Market Value” as of that date shall be the closing sale price of the Stock on the principal exchange or market on which the Stock is then listed or admitted to trading on the trading day immediately preceding such date.

(ii) If sale prices are not available or if the principal market for the Stock is not a national securities exchange and the Stock is not quoted on the Nasdaq Stock Market, the average between the highest bid and lowest asked prices for the Stock on such day as reported on the Nasdaq OTC Bulletin Board Service or by the National Quotation Bureau, Incorporated or a comparable service.

(iii) If the day is not a business day, and as a result, paragraphs (i) and (ii) next above are inapplicable, the Fair Market Value of the Stock shall be determined as of the next earlier business day. If paragraphs (i) and (ii) next above are otherwise inapplicable, then the Fair Market Value of the Stock shall be determined in good faith by the Board of Directors.

(c) Stock. The Company’s common stock, par value $5.00.

10. Binding Effect; Heirs and Successors.

(a) The terms and conditions of this Agreement shall be effective upon delivery to the Grantee, with or without execution by the Grantee.

(b) This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company’s assets and business.

(c) If any rights exercisable by the Grantee or benefits deliverable to the Grantee under this Agreement have not been exercised or delivered, respectively, at the time of the Grantee’s death, such rights shall be exercisable by or deliverable to the legal representative of the estate of the Grantee.

11. No Implied Rights.

(a) The Option will not confer on the Grantee any right with respect to continuance of employment or other service with the Company or any affiliate of the Company, nor will it interfere in any way with any right the Company or any affiliate of the Company would otherwise have to terminate or modify the terms of such Grantee’s employment or other service at any time.

(b) The Grantee shall not have any rights of a shareholder with respect to the shares subject to the Option, until a stock certificate has been duly issued following exercise of the Option as provided herein.

12. Notices. Any written notices provided for in this Agreement shall be in writing and shall be deemed sufficiently given if either hand delivered or if sent by fax or overnight courier, or by postage paid first class mail. Notices sent by mail shall be deemed received three business days after mailing but in no event later than the date of actual receipt. Notices shall be directed, if to the Grantee, at the Grantee’s address indicated by the Company’s records, or if to the Company, at the Company’s principal executive office.

13. Changes in Shares; Fractional Shares.

(a) In the event of any merger, consolidation, reorganization, recapitalization, stock dividend, stock split, or other change in the corporate structure or capitalization affecting the Shares, the Board (whose determination shall be binding on all persons) shall take such actions, if any, with respect to this Agreement and any outstanding portion of the Option as are appropriate and equitable, including adjusting appropriately the number and kind of shares of stock or securities of the Company to be subject to any portion of the Option then outstanding, the Exercise Price and any other relevant provisions.

(b) In lieu of issuing a fraction of a share upon any exercise of the Option, resulting from an adjustment of the Option pursuant to Section 13(a) or otherwise, the Company will be entitled to pay to the Grantee an amount equal to the Fair Market Value of such fractional share.

14. Amendment. This Agreement may be amended only by written agreement of the Grantee and the Company, without the consent of any other person.

15. Governing Law; Jurisdiction. This Agreement shall be governed by the law of the Commonwealth of Virginia without giving effect to the choice-of-law provisions thereof. The Circuit Court of the City of Norfolk and the United States District Court, Eastern District of Virginia, Norfolk Division shall be the exclusive courts of jurisdiction and venue for any litigation, special proceeding or other proceeding as between the parties that may be brought, or arise out of, in connection with, or by reason of this Agreement. The parties hereby consent to the jurisdiction of such courts.

/s/ Michael S. Ives
Michael S. Ives,
Grantee

HERITAGE BANKSHARES, INC.

By:	/s/ Peter M. Meredith, Jr.
Peter M. Meredith, Jr.,
Chairman of the Board

EXHIBIT C

HERITAGE 2006 EQUITY INCENTIVE PLAN

INCENTIVE STOCK OPTION AGREEMENT

OPTIONEE:	Michael S. Ives

DATE OF GRANT:	July 26, 2006

NUMBER OF SHARES:	70,000

PRICE PER SHARE:	$15.56

This Stock Option Agreement is made as of the above Date of Grant by and between Heritage Bankshares, Inc. (“Corporation”) and the above named Optionee to implement the grant of the Incentive Stock Option described herein under the Heritage 2006 Equity Incentive Plan (“Plan”). Capitalized terms used herein shall have the same meaning as defined in the Plan unless otherwise defined herein or unless the context requires otherwise. For purposes of this Agreement, “terminate employment” and “termination of employment” shall mean terminate employment or termination of employment with the Corporation and/or a Subsidiary as a consequence of which the Optionee is no longer employed with the Corporation or any Subsidiary; “termination for cause,” “termination without cause,” and “resignation for good reason” shall have the same meaning as defined in the Employment Agreement between the Corporation and the Optionee dated February 7, 2005, as amended by the Amendment dated June 30, 2006 (“Employment Agreement”); and “permanent disability” shall mean disability as provided under Section 8(a) of the Employment Agreement. The provisions of the Plan are incorporated by reference herein.

The grant to the Optionee of this Incentive Stock Option is made on the following terms and conditions:

1.	The purchase price of the Shares subject to this Option shall be $15.56 per Share.

2.	(a) This Option shall become exercisable as follows:

If Optionee Is Continuously Employed With Corporation and/or Subsidiaries Through This Date:	Option Is Exercisable As To This Number of Shares On That Date:
December 31, 2006	14,000
December 31, 2007	14,000
December 31, 2008	14,000

If Optionee Is Continuously Employed With Corporation and/or Subsidiaries Through This Date:	Option Is Exercisable As To This Number of Shares On That Date:
December 31, 2009	14,000
December 31, 2010	14,000

(b) Notwithstanding subparagraph 2(a), this Option shall become exercisable in full upon the earliest of:

(1) A Change in Control with respect to the Corporation;

(2) The date of the Optionee’s Retirement;

(3) The date of the Optionee’s death;

(4) The date of the Optionee’s permanent disability; or

(5) The date of the Optionee’s resignation for good reason or his termination without cause.

(c) Notwithstanding subparagraph 2(a), if the Board, in its sole discretion, approves the Optionee’s early retirement, and if upon his early retirement, the Optionee enters into a noncompetition agreement with the Corporation that provides for a corresponding extension of the provisions of Section 10 of the Employment Agreement, this Option shall continue to become exercisable in accordance with the schedule in subparagraph 2(a) and to be subject to becoming exercisable in full upon a Change in Control with respect to the Corporation or the date of the Optionee’s death, as if the Optionee had not terminated employment. For purposes of this subparagraph 2(c), “early retirement” shall mean the Optionee’s resignation or other voluntary termination of his employment (other than for cause or after cause exists) prior to Retirement but after attaining age fifty-five (55).

3. Once exercisable, this Option may be exercised until the close of business on the earliest to occur of the following:

(a) The date which is ten (10) years from the Date of Grant.

(b) Subject to subparagraph 2(c), the date which is six (6) months from the date of the Optionee’s resignation or other voluntary termination of employment prior to a Change in Control for reasons other than Retirement.

(c) The date which is six (6) months from the date of the Optionee’s termination for cause.

(d) The date which is two (2) years from the date of the Optionee’s termination without cause.

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(e) The date which is two (2) years from the Optionee’s date of death or permanent disability.

4. This Option may be exercised in whole or in part by delivering to the Corporation, written notice of the exercise on the form to be provided for that purpose, accompanied by full payment for the Shares with respect to which the Option is exercised.

5. The Optionee may pay the purchase price either (a) in cash; (b) with previously acquired shares of Common Stock (valued at Fair Market Value on the Date of Exercise of this Option) that have either been purchased in open market transactions or issued by the Corporation pursuant to a plan thereof or of a Subsidiary more than six (6) months prior to the Date of Exercise of this Option; (c) by delivery of a properly executed exercise notice, together with irrevocable instructions to a broker to sell the Shares and then to deliver promptly to the Corporation the amount of sale proceeds to pay the full Option Price of the Shares, all in accordance with applicable laws and regulations; or (d) a combination thereof.

6. If the Optionee terminates employment for any reason, the Optionee shall forfeit this Option to the extent that this Option has not become exercisable (or does not continue to become exercisable) pursuant to paragraph 2 on the date employment terminates.

7. This Option shall not be transferable by the Optionee other than by will or the laws of descent and distribution, and shall be exercisable, during his lifetime, only by him; provided, however, that in the event of his death, any exercisable portion of this Option may be exercised by his personal representative, heirs or legatees, and in the event of his legal disability, it may be exercised by his legal representative.

8. Any obligations of the Optionee resulting from the exercise of this Option shall be withheld or provided for pursuant to any one or a combination of the following methods, as elected by the Optionee: cash paid by the Optionee; withholding from compensation payable to the Optionee by the Corporation or a Subsidiary; delivery by the Optionee of previously acquired shares of Common Stock (valued at Fair Market Value on the Date of Exercise of this Option) that have either been purchased in open market transactions or issued by the Corporation pursuant to a plan thereof or of a Subsidiary more than six (6) months prior to the Date of Exercise of this Option; and/or retention by the Corporation of shares of Common Stock otherwise issuable following the exercise of this Option (valued at Fair Market Value on the Date of Exercise of this Option). The amount of taxes paid pursuant to this paragraph at the time of the exercise of this Option shall be equal to the statutory minimum withholding obligations that result from the exercise of this Option.

9. The number and class of Shares subject to this Option and the Option Price shall be adjusted by the Corporation, as appropriate and equitable, to reflect such events as stock dividends, dividends payable other than in cash, other extraordinary dividends, stock splits, recapitalizations, mergers, consolidations or reorganizations of or by the Corporation.

10. This Option is subject to all the requirements and terms of the Plan, including rules, regulations, policies and interpretations adopted by the Board from time to time. The Optionee acknowledges receipt of a copy of the Plan, and accepts the provisions of the Plan and the above terms and conditions.

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11. Notwithstanding anything herein to the contrary, this Option is subject to approval of the Plan by the shareholders of the Corporation, and this Option shall be void and of no effect from its inception upon the failure of the Corporation’s shareholders to approve the Plan within twelve (12) months after the Date of Grant.

IN TESTIMONY WHEREOF, Optionee has hereunto affixed his signature and the Corporation has caused this Agreement to be executed in its corporate name by its duly authorized officer all as of the date first above written.

HERITAGE BANKSHARES, INC.

By:	/s/ Peter M. Meredith, Jr.
Its:	/s/ Chairman of the Board

/s/ Michael S. Ives
OPTIONEE

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